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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                            DEEP WELL OIL & GAS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  243798 10 5
                                 (CUSIP Number)

                                  STEVEN GAWNE
                       246 STEWART GREEN S.W. SUITE 3175
                         CALGARY, ALBERTA T3H 3C8 CANADA
                                 (403) 686-6104
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 6, 2004
             (Date of Event which Requires Filing of this Statement)

CUSIP No. 243798 10 5

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               1. Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).
                  1089144 Alberta Ltd.
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               2. Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a)  Not Applicable
                  (b)  Not Applicable
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               3. SEC Use Only
                  ..............................................................
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               4. Source of Funds (See Instructions)
                  OO - Other: The amount of $481.25 for the shares purchased by
                  1089144 Alberta Ltd., which is a private corporation
                  registered in Alberta, Canada, and which is 50% owned by
                  Cassandra D. Brown and 50% owned by Elissa A. Brown, was
                  provided as a loan from the personal funds of Nearshore
                  Petroleum Corporation, which is a private corporation
                  registered in Alberta, Canada, and which is 50% owned by
                  Steven Gawne, the President and Chief Executive Officer of the
                  Issuer, Deep Well Oil & Gas, Inc., and 50% owned by Steven
                  Gawne's wife, Rebekah J. Gawne. Steven Gawne and his wife,
                  Rebekah J. Gawne, have a 15.6% indirect ownership in Deep Well
                  Oil & Gas, Inc. through Nearshore Petroleum Corporation's
                  ownership of 1,925,000 shares of Deep Well Oil & Gas, Inc.
                  common stock.
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               5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)
                  Not Applicable
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               6. Citizenship or Place of Organization
                  Canada
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Number of                  7. Sole Voting Power..................0
Shares                    ------------------------------------------------------
Beneficially               8. Shared Voting Power ...............1,925,000 (1)
Owned by                  ------------------------------------------------------
Each                       9. Sole Dispositive Power.............0
Reporting                 ------------------------------------------------------
Person With               10. Shared Dispositive Power ..........1,925,000 (1)
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              11. Aggregate Amount Beneficially Owned by
                  Each Reporting Person  ...................1,925,000 Shares
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              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)
                  Not Applicable
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              13. Percent of Class Represented by Amount in Row (11)
                  15.6%
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              14. Type of Reporting Person (See Instructions)
                  CO
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(1) 1089144 Alberta Ltd., a private corporation registered in Alberta, Canada, which is 50% owned by Cassandra D. Brown and 50% owned by Elissa A. Brown. John
F. Brown, father of both Cassandra D. Brown and Elissa A. Brown, is the Chief
Operating Officer of the Issuer, Deep Well Oil & Gas, Inc. Cassandra D.
Brown and Elissa A. Brown are both of majority age and do not reside in the same household as their father, John F. Brown. Diane Lynn McClaflin, mother of
Cassandra D. Brown and Elissa A. Brown, is the President of 1089144 Alberta Ltd.
1089144 Alberta Ltd. directly owns 1,925,000 shares of Deep Well Oil & Gas, Inc.

Item 1.   Security and Issuer
          Common Stock
          Deep Well Oil & Gas, Inc.
          246 Stewart Green SW Suite 3175
          Calgary, Alberta T3H 3C8 Canada

Item 2.   Identity and Background
          (a)  1089144 Alberta Ltd.
          (b)  1089144 Alberta Ltd.'s business address is 246 Stewart
               Green SW Suite 3175, Calgary, Alberta T3H 3C8 Canada.
          (c)  1089144 Alberta Ltd. was organized in Alberta, Canada.
          (d)  Not applicable.
          (e)  1089144 Alberta Ltd. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years.
          (f)  Citizenship: Not applicable.

Item 3.   Source and Amount of Funds or Other Consideration -  OO - Other: The
amount of $481.25 for the shares purchased by 1089144 Alberta Ltd., which is a private corporation registered in Alberta, Canada, and which is 50% owned by
Cassandra D. Brown and 50% owned by Elissa A. Brown, was provided as a loan from the personal funds of Nearshore Petroleum Corporation, which is a private corporation registered in Alberta, Canada, and which is 50% owned by Steven
Gawne, the President and Chief Executive Officer of the Issuer, Deep Well Oil
& Gas, Inc., and 50% owned by Steven Gawne's wife, Rebekah J. Gawne. Steven
Gawne and his wife, Rebekah J. Gawne, have a 15.6% indirect ownership in Deep
Well Oil & Gas, Inc. through Nearshore Petroleum Corporation's ownership of
1,925,000 shares of Deep Well Oil & Gas, Inc. common stock.

Item 4.   Purpose of Transaction - Purchase of 1,925,000 (post two-for-one share forward split) shares of Common Stock at $0.00025 per share by 1089144 Alberta
Ltd. was made as an investment in the Issuer.

Item 5.   Interest in Securities of the Issuer
          (a)  The aggregate number and percentage of common stock beneficially owned by 1089144 Alberta Ltd. is 1,925,000 shares, representing
               15.6% of the common stock outstanding.
          (b)  Cassandra D. Brown, a 50% owner of 1089144 Alberta Ltd., has the sole power to vote 962,500 shares of Deep Well Oil & Gas,
               Inc. owned by 1089144 Alberta Ltd. Elissa A. Brown, a 50% owner of 1089144 Alberta Ltd., has the sole power to vote 962,500 shares of Deep Well Oil & Gas, Inc. owned by 1089144 Alberta Ltd.
          (c)  Transactions regarding common stock that were effected during the last sixty days by 1089144 Alberta Ltd.: The purchase of the
               1,925,000 (post two for one forward split) shares occurred on
               February 6, 2004, and was described in the Issuer's Form 8-K which was filed with the Securities and Exchange Commission on
               March 5, 2004.
          (d)  No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.
          (e)  1089144 Alberta Ltd. and/or Cassandra D. Brown and/or Elissa A.
               Brown have not ceased to be the beneficial owner of more than five percent of common stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer - Not Applicable.

Item 7.   Material to Be Filed as Exhibits - Not Applicable.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date - April 20, 2004

            1089144 Alberta Ltd.
Signature - /s/Diane Lynn McClaflin
Name/Title - Diane Lynn McClaflin, President of 1089144 Alberta Ltd.